November 25, 2024

J. Douglas Ramsey
Chairman and Chief Executive Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway, Suite 100-929
Irving, TX 75039

       Re: Breeze Holdings Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 19, 2024
           File No. 001-39718
Dear J. Douglas Ramsey:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
In the event the Extension Amendment Proposal is approved and we amend our
Charter....,
page 9

1. Please update this risk factor for the delisting from NASDAQ and disclose that in addition to the consequences described, you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on the market for your securities including demand for your securities.
General

2. Please update your disclosure throughout the proxy to disclose that you have already been delisted from the Nasdaq Stock Market LLC that occurred in July 2024, the termination of the merger agreement with TV Ammo, Inc., and the entry into a merger agreement with YD Biopharma Limited.
 November 25, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-
8776 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Mathew Saur